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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                              Commission File Number:1-12238
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                         NOTIFICATION OF LATE FILING

  (Check One): /X/ Form 10-K    / / Form 11-K    / / Form 20-F    / / Form 10-Q

              / /  Form N-SAR

For Period Ended: September 30, 1997
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/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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                       PART I.  REGISTRANT INFORMATION

Full name of registrant: MHM Services, Inc.
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Former name, if applicable:
                             N/A
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Address of principal executive office (Street and number):
8000 Towers Crescent Drive, Suite 810
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City, State and Zip Code: Vienna, Virginia 22182
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                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company could not complete the Form 10-K for September 30, 1997 in a timely fashion without unreasonable effort and expense.

                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

Michael S. Pinkert                        703                  749-4610
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     (Name)                          (Area code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                                            / / Yes /X/ No

                          ANNUAL REPORT ON FORM 11-K
                 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               /X/ Yes / / No

The Company anticipates that there will be a significant change in the results of operations for the fiscal year ended September 30, 1997, as compared to the fiscal year ended September 30, 1996. The Company reported a net loss of $14,377,000 for fiscal year 1996. In fiscal 1996, the Company made significant changes in the structure of the Company's operations, including the sale of six of the Company's seven freestanding psychiatric and substance abuse facilities, and the decision to pursue an operating strategy focusing on the growth of the Company's Extended Care Services and Correctional Services divisions. As a result of the sale of the freestanding facilities and the change in the Company's operating strategy, the Company's net revenues for fiscal year 1997 will decrease significantly to [$20,851,000]. Although the Company's audited consolidated financial statements as of and for the year ended September 30, 1997, are not yet complete, the Company expects to report a net loss for the year in the range of approximately $5 million.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements regarding the Company's anticipated results of operations for the fiscal year ended September 30, 1997. The Company's actual results of operations could differ materially from the expected results of operations discussed in this filing.


MHM Services, Inc.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date December 30, 1997     By /s/ MIKE PINKERT
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